

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via E-Mail
Richard Henderson
President
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada 89128

> **Re:** **Renewable Fuel Corp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 13, 2011**
> **File No. 333-170542**

Dear Mr. Henderson:

We have reviewed your registration statement and have the following comments.

Financial Summary, page 4

1. We note your response to our comment 2 of our letter dated July 1, 2011; however, we continue to note disclosures above the "Income Statement Data" and below the "Balance Sheet Data" that refer to the "automatic conversion" of all your Series A preferred stock into common stock immediately prior to the closing of this offering that should be corrected. Also, as noted in our prior comment, given that the conversion of your Series A preferred stock into common stock is not automatic but is dependent on the trading requirement, it continues to be unclear to us how you determined that the conversion is factually supportable such that pro forma disclosures are appropriate and comply with Article 11 of Regulation S-X. Absent additional information, it appears to us that the pro forma disclosures should be removed.

Feedstocks, page 37

2. We note your response to comment 3 of our letter dated July 1, 2011 and we reissue part of this comment. We note disclosure that you have devised a blended feedstock combination with your Research and Development group and your technology provider Desmet Ballestra. Please revise to elaborate on these relationships.

Business Strategies, page 41

3. We note your response to comment 4 of our letter dated July 1, 2011; however, you have not provided disclosure about the second quarter of 2011. Please revise.

Non-controlling interest, page 78

4. We note your response to comment 13 of our letter dated July 1, 2011. Given that these interests are consolidated and not accounted for as an equity method investment, it continues to be unclear to us why you believe it is appropriate to limit the losses attributable to the non-controlling interests. Please refer to ASC 810-10-45-21.

Note 5. Impairment of Long-Lived Assets, page 90

5. We note your response to comment 7 of our letter dated July 1, 2011 and have the following additional comments:

- We note you received a valuation of the Malaysian plant in November 2008. The valuation report indicates that the plant is specialized property and rarely sold. Please further explain how the limited sales potential of the property was considered in the valuation. Please also further explain how and why you have now determined that a potential sale of the plant is viable.

- It appears to us that the primary focus of the November 2008 valuation report was replacement cost. Please explain if or how the valuation considered the value of the plant in use.

- Please explain why you have not obtained an updated valuation report since November 2008.

- We note your impairment analysis subsequent to the valuation report indicated a substantially lower fair value of the plant. Please provide us with a more specific and comprehensive discussion regarding how this amount was calculated. In this regard, we note projected sales forecasts are for amounts substantially in excess of historical results. Please explain how you determined these amounts are supportable and how you determined they are appropriate based on your current operating intentions for the plant. In addition, absent an intention to sale the plant, please explain how and why you believe it is appropriate to consider a potential sale of the plant within the next 4 years in your impairment analysis.

- Please further explain how you determined that additional impairment charges were not required in subsequent periods. In this regard, please provide us with your updated impairment analyses that support a fair value of the plant in excess of its current carrying value.

Signatures, page 132

6. We note that the signature page of your July 8, 2011 amendment no. 3 is not dated. Please ensure that you include the dates in the signature page on all future amendments.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director